March 11, 2025

Gavin MacBeath
Chief Executive Officer
TScan Therapeutics, Inc.
830 Winter Street
Waltham, MA 02451

       Re: TScan Therapeutics, Inc.
           Registration Statement on Form S-3
           Filed March 5, 2025
           File No. 333-285570
Dear Gavin MacBeath:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Finnbarr Murphy, Esq.